SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 10, 2006

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

press release

Inmarsat plc Reports Preliminary Full Year Results 2005

London, UK: 9 March 2006. Inmarsat plc, the leading provider of global mobile satellite communications services, today reported unaudited consolidated financial results for the year ended 31 December 2005.

2005 Highlights

•	MSS revenue up 3% to $472.5 million (2004: $458.9 million)

•	EBITDA up 5% to $317.1 million (2004: $301.7 million)

•	Inmarsat-4 satellite deployment completed with two successful launches

•	Start of commercial BGAN services in December 2005

•	Successful IPO and capital structure changes implemented

•	Final dividend proposed of 10.95 cents (US$) per share

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said, “It was a strong finish to a transformational year. We are pleased with our solid financial performance and significant operational achievements in 2005. With the successful launch of two Inmarsat-4 satellites we have added significant life and new capacity to our network and enabled the introduction of BGAN services (Broadband Global Area Network), a global DSL-like offering. With these steps now behind us we are entering 2006 with confidence and believe strongly in the diverse growth opportunities for our business.”

	Full Year			Growth %
US$m (except per share data)	2005		2004
Total Revenue	491.1	*	480.7	2%
EBITDA	317.1		301.7	5%

Profit before tax	95.5		24.9	284%

EPS (diluted)	0.17

*	Includes revenue contribution from subsidiaries disposed of during the year These subsidiaries contributed a full year of revenue in 2004.

Mobile Satellite Services (MSS)

The maritime sector was the main driver of our revenue performance in 2005, growing 6% compared with 2004. Continued strong take up of Fleet services contributed to growth of almost 13% in maritime data revenues, while our mini-M and Inmarsat-B maritime services also performed well during the year. Although growth in maritime data revenues was partially offset by lower maritime voice revenues, we have made good progress in that the rate of decline in our maritime voice business continued to slow as the impact of analogue to digital migration reduced and the success of off-peak promotions generated overall voice traffic growth during the year.

Our land sector revenues were impacted by a number of factors and these contributed to a fall of 9% compared to 2004. Land data revenues decreased by 7% primarily due to a reduction in activity from government and military users in the Middle East and the impact of reduced pricing for our R-BGAN service designed to stimulate demand in certain areas. During the second half of 2005 we saw traffic from the Middle East stabilise and traffic growth for our R-BGAN service improve in response to our pricing initiatives. Continued competition for voice business from MSS handheld operators contributed to a lower year over year revenue performance. We are actively pursuing entry into the handheld market with our own service.

Our aeronautical sector revenue continued to grow rapidly primarily as a result of increased use of our Swift64 service. Aeronautical revenues grew by 34% over the prior year. Installations of Swift64 terminals during the first half of the year contributed to continued revenue growth in the second half of 2005. Our leasing revenues were up 7% on 2004. A 5-year agreement with the Japanese Civil Aviation Authority in the first half, as well as some short term demand during the second half as a result of Hurricane Katrina and the earthquake in Pakistan contributed to this performance.

At the end of the year our total net external debt stood at $852 million, including $250.0 million of bank debt and overdraft, $336.6 million of Senior Discount Notes and $300.4 million of Senior Notes, offset by $35.3 million of cash and short-term investments. We also had an available but undrawn credit facility of $300.0 million.

Rick Medlock, Chief Financial Officer, commented “2005 was a year of transition in our business as we laid the foundations for future growth through our satellite deployments and the launch of BGAN. Through our IPO we have completed the final step in our development from an intergovernmental organisation to a fully-fledged commercial operator. We have achieved these significant milestones while making solid progress in our financial performance.”

Inmarsat-4 Programme

In November 2005 we successfully launched the second of our Inmarsat-4 satellites. Following deployment and testing, the second satellite was brought into commercial service in January 2006. The launch of the second Inmarsat-4 satellite completes the planned deployment of two Inmarsat-4 satellites. The first Inmarsat-4 satellite was launched in March 2005 and brought into commercial service in May 2005. We have built a third Inmarsat-4 satellite which is now fully complete and tested. This satellite is currently being kept in storage as a ground spare. The overall capital cost of the Inmarsat-4 and BGAN programme is not expected to exceed our $1.5 billion forecast.

IPO

In June 2005 we successfully completed an initial public offering of ordinary shares on the London Stock Exchange. We raised over $645 million of net primary proceeds and used these funds, together with cash on hand, to reduce our debt by $654 million. These debt reductions and the terms of a new senior credit facility will significantly reduce our interest expense in future periods.

Outlook

We believe our core business is performing well and is positioned for growth. Our outlook for 2006 is positive. While we expect voice revenues to remain under pressure, particularly in our land sector, we believe the trends in our voice business can contribute to further stabilisation of these revenues in 2006. We expect the drivers of growth in our maritime data and aeronautical sectors to continue in 2006, although at a reduced rate of growth when compared to 2005. While early feedback on our new BGAN services has been strongly positive, we expect take up of these services to build gradually through 2006. Our leasing business has been subject to fluctuations in 2005 from short-term leasing demand and we expect this to continue in 2006. We expect our operating costs to increase in line with the need to operate and insure the satellites of our Inmarsat-4 network. In addition, where the needs of the business are changing following the completion of the Inmarsat-4 programme, we expect to make appropriate adjustments to our cost base. We expect our cash capital expenditures for our Inmarsat-4 programme to be in the region of $150 million in 2006.

2005 Results for Inmarsat Holdings Limited and Inmarsat Group Limited

Inmarsat Holdings Limited, through its subsidiary Inmarsat Finance II plc, is the issuer of $450 million of 10.375% Senior Discount Notes due 2012. Inmarsat Group Limited, through its subsidiary Inmarsat Finance plc, is the issuer of $310.4 million of 7.625% Senior Notes due 2012. Inmarsat Holdings Limited and Inmarsat Group Limited will report full year 2005 results on Form 20-F and expect to file these reports with the SEC on or around 28 April 2006. Furthermore, both Inmarsat Holdings and Inmarsat Group expect to notify the Trustee of a change in accounting standard from UK GAAP to IFRS (International Financial Reporting Standards).

To assist analysts and investors in their understanding of the results, the following unaudited financial tables are provided for Inmarsat Holdings Limited, prepared in accordance with UK GAAP.

Inmarsat Holdings Limited Revenue Breakdown (unaudited)	Fourth quarter ended December 31,		Year ended December 31,
	2005	2004	2005	2004
	(US$ in millions)
Revenues
Maritime sector:
voice services	25.5	25.3	102.0	105.0
data services	40.5	37.5	165.1	146.4

Total maritime sector	66.0	62.8	267.1	251.4

Land sector:
voice services	5.6	6.2	23.6	27.9
data services	21.5	22.2	98.2	105.8

Total land sector	27.1	28.4	121.8	133.7
Aeronautical sector	6.4	4.7	22.7	16.9
Leasing (incl. navigation)	15.8	14.4	60.9	56.9

Total mobile communications services	115.3	110.3	472.5	458.9
Subsidiary revenues	0.1	4.1	11.9	14.9
Other income	2.1	2.4	6.7	6.9

Total revenue	117.5	116.8	491.1	480.7

Inmarsat Holdings Limited Consolidated Financial Results (unaudited)	Fourth quarter ended December 31,		Year ended December 31,
	2005	2004 (as restated)	2005	2004 (as restated)
	(US$ in millions)
Staff costs	27.3	23.0	95.7	86.6
Network and satellite operations	7.0	14.5	38.8	50.0
Other external costs	18.5	21.6	62.2	67.6
Own work capitalized	(5.1)	(8.0)	(25.2)	(25.8)

Total other net operating costs	47.7	51.1	171.5	178.4

These results will be incorporated into the results reported on Form 20-F under IFRS together with a reconciliation to US GAAP.

Other Information

A webcast recording of the analyst presentation to be held on 9 March at 9:00am will be posted to our website after the event. To access the webcast please go to: www.inmarsat.com/investor_relations/.

Inmarsat management will also host a conference call on Thursday, 9 March at 3:00pm London time (United States 10:00am EST). To access the call please dial +44 20 8609 0238 and enter the access code 916960#. A recording of the call will be available for one week. To access the recording please dial +44 20 8609 0289 and enter the conference reference 138873.

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Contact:

Inmarsat plc, London, UK

Investor Enquiries	Media Enquiries
Simon Ailes, +44 20 7728 1518	Christopher McLaughlin, +44 20 7728 1015
simon_ailes@inmarsat.com	christopher_mclaughlin@inmarsat.com

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

(unaudited)

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from our current expectations include those risk factors disclosed in our Initial Public Offering Prospectus as filed with the London Stock Exchange on 17 June 2005.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf.

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat plc (the “Company” or together with its subsidiaries, the “Group”) for the year ended 31 December 2005 (the “Financial Year”). You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations issued and effective at the time of this report.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Headquartered in London, Inmarsat has more than twenty-six years’ experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. The Group’s revenues, operating profit and EBITDA under IFRS for the 2005 Financial Year were $491.1 million, $209.5 million and $317.1 million, respectively.

We report our results of operations in US dollars as the majority of our revenues and our borrowings are denominated in US dollars. Our results have been affected by the higher exchange rates for sterling/dollar. Approximately 60% of our net operating costs are in sterling.

Successful Launch of F1 and F2 Inmarsat-4 Satellites

On 11 March 2005 a Lockheed Martin Atlas V rocket successfully launched the first of the Inmarsat-4 satellites from Cape Canaveral, Florida, USA. The satellite continues to perform in line with management’s expectations with commercial traffic being carried and now supports our new Broadband Global Area Network (“BGAN”) service in Europe, Africa, the Middle East and Asia.

The second Inmarsat-4 satellite was successfully launched from the Sea Launch Odyssey platform on 8 November 2005. Now also in commercial service, the satellite carries Inmarsat’s existing services and will be used to carry our new BGAN service in the Americas.

Successful launch of Broadband Global Area Network (BGAN) service

On 1 December 2005 we successfully launched our BGAN service which provides both voice and broadband data simultaneously through a portable device on a global basis. Delivered via the Inmarsat-4 satellites, the service is initially available across Europe, Africa, the Middle East and Asia. It is expected that network coverage will be extended to North and South America during 2006.

Initial Public Offering (IPO) and Admission to the London Stock Exchange

The Company listed as a public company on the London Stock Exchange on 22 June 2005 raising approximately $670 million of gross primary proceeds on admission with the issue of 150 million shares at a nominal value of €0.0005 and a price of £2.45 per share. The Company incurred approximately $33 million of underwriting and other associated costs. The ticker symbol for Inmarsat on the London Stock Exchange is ISAT (LSE:ISAT).

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

Use of Proceeds and Debt Refinancing

The net proceeds raised in the Initial Public Offering were used to repay in full €272.7 million Subordinated Preference Certificates in June 2005. The remaining proceeds, in conjunction with surplus cash on the balance sheet at 22 June 2005 and a $250 million term loan under the New Senior Credit Facility, were used to repay borrowings under the Previous Senior Credit Facility of $728.0 million. Associated with the repayment we wrote off $19.9 million of deferred financing costs.

On 22 July 2005 the Group redeemed 35% of its 7 5/8% Senior Notes due 2012 reducing the principal amount outstanding from $477.5 million to $310.4 million. Associated with the redemption we wrote off $6.1 million of deferred financing costs and paid a cash redemption premium of $12.7 million. These amounts have been reflected in interest costs in the income statement for the 2005 Financial Year.

Relief efforts

Following Hurricanes Katrina and Rita, Inmarsat made available additional satellite capacity and free call credits to agencies supporting the relief effort in the southern states of the USA. This created a surge in the use of the Inmarsat mini-M and Global Area Network (GAN) services. Inmarsat has also provided our Regional Broadband Global Area Network (R-BGAN) mobile satellite terminals free of charge to assist with the Pakistan earthquake. Inmarsat provided Télécom Sans Frontières with mini-M and GAN terminals with voice and data capabilities during the Asian Tsunami relief effort at the beginning of the year.

Sale of subsidiaries

In early 2005, we undertook a strategic review and concluded that the activities of two of our subsidiaries were not core to our mobile satellite services strategy and therefore we decided to dispose of our interest in both of these operations. On 2 September 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. The Group received US$7.8 million in gross cash proceeds and reported a loss on disposal of US$3.0 million. On 17 October 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. The Group received US$2.6 million in gross cash proceeds and reported a gain on sale of US$1.9 million.

Interim dividends paid

On 28 October 2005 the Board paid an interim dividend of 5.47 cents (US dollars) per ordinary share (total dividend $24.7 million).

Agreement reached on Galileo systems operations

Galileo is the European Union project to develop a new, advanced satellite navigation system. It is intended that Galileo will be implemented through a Public Private Partnership by a consortium involving many of Europe’s leading satellite operators and aerospace companies. This consortium has yet to finalise agreements for the formation of the various companies and negotiate and conclude a Concession Contract.

In an agreement signed on 5 December 2005 by the eight European companies that form this consortium, and intend to form the Galileo concessionaire via the proposed Galileo Operating Company, it was agreed that Inmarsat will have overall management leadership in the Galileo Operations Company which would be formed to operate and maintain the Galileo system.

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

Revenues

Revenues for the 2005 Financial Year were $491.1 million, an increase of $10.4 million, or 2%, compared with the 2004 Financial Year. Revenues, excluding subsidiaries disposed of increased by 3%, from $465.8 million to $479.2 million.

The table below sets out the components of our total revenue for each of the periods under review.

	Financial Year
	2005	2004
	(US$ in millions)
Revenues
Maritime sector:
voice services	102.0	105.0
data services	165.1	146.4

Total maritime sector	267.1	251.4
Land sector:
voice services	23.6	27.9
data services	98.2	105.8

Total land sector	121.8	133.7
Aeronautical sector	22.7	16.9
Leasing (incl. navigation)	60.9	56.9

Total mobile satellite communications services	472.5	458.9
Subsidiary revenues	11.9	14.9
Other income	6.7	6.9

Total revenue	491.1	480.7

	Financial Year
	2005	2004
	(000’s)
Active terminals (1)
Maritime	122.6	112.1
Land	73.9	72.6
Aeronautical	6.8	6.1

Total active terminals	203.3	190.8

(1)	Active terminals are terminals registered with us as at 31 December that have been used to access our services at any time during the preceding twelve-month period.

During the 2005 Financial Year, revenues from mobile satellite communication services were $472.5 million, an increase of $13.6 million, or 3%, compared with the 2004 Financial Year. Growth has been strong in our maritime data and aeronautical sectors, as a result of continued success in our newer services such as Fleet and Swift64; however this growth has been partly offset by the continued decline in our higher priced analogue service as customers migrate to our newer and lower priced digital services in line with expectations. The 2005 Financial Year has also been a year of growth for our leasing business with additional contracts including a new 5-year interoperability contract with the Japanese Civil Aviation Authority. The maritime, land, aeronautical and leasing sectors accounted for 56%, 26%, 5% and 13% of total revenues from mobile satellite communication services respectively during the 2005 Financial Year.

Maritime Sector. During the 2005 Financial Year, revenues from the maritime sector were $267.1 million, an increase of $15.7 million, or 6%, compared with the 2004 Financial Year. This principally reflects an increase in data revenue with a decrease in voice. Revenues from data services in the maritime sector during the 2005 Financial Year were $165.1 million, an increase of $18.7 million, or 13%, compared with the 2004 Financial Year. The increase in revenues from data services reflects greater demand, as a result of the take-up and utilisation of

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

our Fleet services in the new-build market, and increased interest for our smaller terminals with lower-speed data capabilities such as Inmarsat-B and mini-M. Revenues from voice services in the maritime sector during the 2005 Financial Year were $102.0 million, a decrease of $3.0 million, or 3%, compared with the 2004 Financial Year. Historically our voice revenues for Maritime have been affected by the migration of users from our higher-priced analogue service to our lower priced digital services and in some cases competition. This has been offset by growth in both our newer Fleet service and various promotions for mini-M and Inmarsat-B, which we have initiated to respond to increased competition.

Land Sector. In 2005, revenues from the land sector were $121.8 million, a decrease of $11.9 million, or 9%, compared with the 2004 Financial Year. Revenues from data services in the land sector during the 2005 Financial Year were $98.2 million, a decrease of $7.6 million, or 7%, compared with the 2004 Financial Year. The decrease is a result of the introduction of pricing on a regional basis (which we refer to as zonal pricing) for our R-BGAN service in addition to a decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT. Revenues from voice services in the land sector during the 2005 Financial Year were $23.6 million, a decrease of $4.3 million, or 15%, compared with the 2004 Financial Year. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our mini-M and Large Antennae mini-M services, from operators of hand-held satellite telephones who offer lower-priced voice services.

Aeronautical Sector. During the 2005 Financial Year, revenues from the aeronautical sector were $22.7 million, an increase of $5.8 million, or 34%, compared with the 2004 Financial Year. The increase continues to be attributed primarily to our Swift64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition low-speed data in the classic Aeronautical service benefited from industry growth.

Leasing. During the 2005 Financial Year, revenues from leasing were $60.9 million, an increase of $4.0 million, or 7%, compared with the 2004 Financial Year. The increase principally resulted from a new 5-year interoperability agreement with the Japanese Civil Aviation Authority in May 2005 and primarily represents a license fee. There was also a short-term positive impact on leasing as a result of Hurricane Katrina and the Pakistan earthquake relief efforts.

Subsidiary revenues. Subsidiary revenues represent revenues from Invsat Limited and Rydex Corporation Limited. During the 2005 Financial Year, subsidiary revenues were $11.9 million, a decrease of $3.0 million, or 20%, compared with the 2004 Financial Year. This is due to the disposal of the subsidiaries during the year as discussed above.

Other income. Other income of $6.7 million for the 2005 Financial Year consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organisations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals and is largely in line with the previous year.

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

Employee benefits costs

Employee benefits costs during the 2005 Financial Year were $97.0 million, an increase of $9.8 million, or 11% compared with the 2004 Financial Year. Included in staff costs for the 2004 Financial Year were severance costs of $9.3 million. The more significant underlying increase in staff costs in the 2005 Financial Year relates to an adverse movement in our hedged rate of exchange which has increased from $1.49/£1.00 in the 2004 Financial Year to $1.77/£1.00 in the 2005 Financial Year (staff costs are in sterling and we report our results in US dollars). In addition in the 2005 Financial Year the Group has recognized $6.5 million of stock option costs (2004: $0.1 million) relating principally to the all staff option scheme implemented in November 2004. The options primarily vest over a period of approximately 18 months from July 2005 to December 2006. The remainder of the increase relates to a new share scheme for employees announced in December 2005, which resulted in an additional $4.0 million of costs.

Network and satellite operations costs

Network and satellite operations costs during the 2005 Financial Year were $38.8 million compared to $50.0 million during the 2004 Financial Year. Included in this category are costs for leasing satellite capacity from Thuraya for the R-BGAN service. In the 2005 Financial Year we incurred only four months of costs with this service contract being cancelled with effect from the end of July 2005, with costs for the months of May, June and July offset against amounts received from third parties in recognition of the delay in delivery of the first of our Inmarsat-4 satellites. The decrease in Thuraya lease costs of $17.3 million was offset in part by the commencement of warranties and additional costs for site service contracts on our Inmarsat-4 ground infrastructure that were not incurred in the 2004 Financial Year.

Other operating costs

During the 2005 Financial Year, other operating costs were $63.4 million, a decrease of $4.2 million, or 6%, compared with the 2004 Financial Year. In the 2005 Financial Year we incurred office rental costs of $8.0 million (2004: $0.8 million) following the sale and leaseback of our 99 City Road, London head office in November 2004. In addition we incurred $3.0 million of costs working on a venture in Korea with a potential new distribution partner and $1.0 million of legal fees in the pursuit of various investment opportunities to grow the business. Offsetting these increases was a reduction in sponsorship costs associated with the FIA World Rally Championship ($3.8 million). In addition the Group recognised a foreign exchange gain in 2005 of $3.6 million compared with a loss of $8.1 million in 2004.

Work performed by the Group and capitalised

Own work capitalised of $25.2 million during the 2005 Financial Year is largely in line with the 2004 Financial Year and relates principally to the continued activity surrounding our Inmarsat-4 satellites and the BGAN service.

EBITDA

As a result of the factors discussed above, EBITDA for the 2005 Financial Year was $317.1 million, an increase of $15.4 million, or 5%, compared with the 2004 Financial Year. EBITDA margin has increased to 65% for the 2005 Financial Year compared to 63% for the 2004 Financial Year.

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

Gain on disposal of tangible assets

On 30 November 2004, we entered into a sale and 25-year leaseback for our head office building at 99 City Road, London. The gross proceeds from the sale of the building were $125.1 million, which resulted in a gain on disposal of $42.6 million in the 2004 Financial Year.

Loss on termination of subsidiary undertakings

On 2 September 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. The Group received $7.8 million in gross cash proceeds and reported a loss on disposal of $3.0 million.

On 17 October 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. The Group received $2.6 million in gross cash proceeds and reported a gain on sale of $1.9 million.

Depreciation and amortisation

During the 2005 Financial Year, depreciation and amortisation was $106.5 million, a decrease of $17.6 million, or 14%, compared with the 2004 Financial Year. This decrease is a result of the change in useful economic lives of our Inmarsat-3 satellites from 10 years to 13 years, which came into effect from 1 October 2004, offset in part by the commencement of depreciation of certain of our Inmarsat-4 satellites and ground infrastructure.

We commenced depreciation on the first Inmarsat-4 satellite when it commenced commercial service in June 2005. From January 2006 we will start depreciating the second Inmarsat-4 satellite. The depreciation charge for the 2005 Financial Year for the first Inmarsat-4 satellite and other associated assets was approximately $19.9 million. Effective 1 October 2005, we prospectively changed the useful economic lives of our Inmarsat-4 satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites.

Operating profit

As a result of the factors discussed above, operating profit during the 2005 Financial Year was $209.5 million, a decrease of $10.7 million, or 5%, compared with the 2004 Financial Year. The increase in EBITDA and reduction in depreciation and amortization, were not sufficient to offset the gain on disposal of property of $42.6 million recognized in the 2004 Financial Year.

Net interest payable

Interest payable for the 2005 Financial Year was $163.8 million, a decrease of $35.5 million compared with the 2004 Financial Year. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group restructured its debt facilities and as such interest costs have been reduced substantially compared to the costs incurred in the 2004 Financial Year. See ‘Liquidity and capital resources’. Out of IPO proceeds the Group repaid the Subordinated Preference Certificates, which decreased interest costs by $58.2 million, reduced the amount of its Senior Credit Facilities and repaid 35% of its Senior Notes due 2012, which resulted in an additional decrease in interest costs of $21.1 million. These decreases were offset by additional interest costs in the 2005 Financial Year including the write-off of $19.9 million of deferred financing costs following the refinancing of the Previous Senior Credit Facility, the expensing of facility fees on the New Senior Credit Facility of $2.9 million, the write off of deferred financing costs of $6.1 million and payment of a redemption premium of

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

$12.7 million on the repayment of 35% of the Senior Notes due 2012 and accreted interest on the November 2004 issued Senior Discount Notes of $32.4 million. In the 2004 Financial Year we incurred a foreign exchange loss of $28.0 million on the revaluation of the euro denominated Subordinated Preference Certificates.

Interest receivable for the 2005 Financial Year was $49.8 million, an increase of $45.8 million compared with the 2004 Financial Year. The increase principally relates to a $3.4 million realised gain on an interest rate swap contract on the Previous Senior Credit Facility and a realised foreign exchange gain on the repayment of the euro denominated Subordinated Preference Certificates of $39.3 million. See “Use of proceeds” and “Liquidity and capital resources”.

Profit before tax

For the 2005 Financial Year, profit before tax was $95.5 million, an increase of $70.6 million compared with the 2004 Financial Year with lower operating profits offset by lower net interest costs following the favourable restructuring of our debt portfolio.

Income tax expense

The tax charge for the 2005 Financial Year was $31.8 million, compared to $5.8 million for the 2004 Financial Year. The increase in the tax charge is largely driven by an increase in profit. The increase in the effective tax rate between the 2004 Financial Year (23%) and the 2005 Financial Year (33%) is primarily due to the fact that in 2004 Financial Year no tax liability arose upon the sale of our head office building due to the availability of capital losses.

Liquidity and capital resources

Historically, the Group’s principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities and issuance of debt. Following the London Stock Exchange listing on 22 June 2005 and the related transactions, the Group’s indebtedness and debt service obligations have decreased significantly.

The Group had net borrowings at 31 December 2005 of $884.2 million primarily comprising drawings on the New Senior Credit Facility of $250.0 million, Senior Notes of $300.4 million (net of $10.0 million bond buy-back in December 2005), Senior Discount Notes of $332.2 million, net of cash and cash equivalents and short-term deposits of $35.3 million. See Note 6 to the Consolidated Financial Results.

On 24 May 2005 the Group’s subsidiary Inmarsat Investments Limited signed a new $550 million Senior Credit Facility led by Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. The facility is for general corporate purposes including refinancing existing debt and was arranged in connection with the IPO.

The $550 million five-year Senior Credit Facility consists of a $250 million amortising term loan and a $300 million revolving credit facility. The term loan and drawings under the revolving credit facility were initially priced at 120bp above LIBOR and thereafter tied to a leverage grid. The $300 million revolving credit facility is undrawn at 31 December 2005.

The New Senior Credit Facility, in combination with existing surplus cash and the proceeds of the IPO, was used to repay the Previous Senior Credit Facility of $728.0 million and the outstanding balance of the euro-denominated Subordinated Preference Certificates (€272.7 million).

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

In addition on 22 July 2005 we redeemed $167.1 million, 35%, of the 7 5/8% Senior Notes 2012 issued by the Group’s subsidiary Inmarsat Finance plc which, including interest and redemption premium totalled $185.9 million. In December 2005 the Group’s subsidiary Inmarsat Investments Limited purchased $10.0 million of the 7 5/8% Senior Notes 2012 including a premium on purchase of $0.3 million.

Net cash from operating activities during the 2005 Financial Year was $317.3 million compared to $279.6 million during the 2004 Financial Year. The increase relates to an increase of $7.8 million in interest income and movements in working capital. The Group held approximately $380.0 million on deposit during the period prior to the IPO resulting in cash income of $4.0 million. In addition we realised a cash gain of $3.4 million on an amendment to an interest rate swap contract which fixed interest on a portion of the drawn Previous Senior Credit Facility.

Net cash used in investing activities during the 2005 Financial Year was $43.2 million compared with $150.5 million for the 2004 Financial Year. During the 2005 Financial Year the Group had an inflow from maturing short-term deposits of $151.7 million compared to an outflow of $100.6 million for the 2004 Financial Year. In addition the Group received net proceeds of $9.4 million for the sale of Invsat Limited and Rydex Corporation Limited. Offsetting the inflow in the 2005 Financial Year was continued capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure of $204.3 million. In the 2004 Financial Year the Group incurred $34.9 million of costs relating to the private equity transaction in 2003 in addition to $140.1 million in capital expenditure primarily for the Inmarsat-4 satellites and associated ground infrastructure, offset in part by $125.1 million of net proceeds from the sale of our head office building at 99 City Road, London.

Net cash used in financing activities during the 2005 Financial Year was $470.0 million compared to $129.7 million during the 2004 Financial Year. On 22 June 2005 the Company raised $637.5 million in net proceeds on its IPO. A combination of the IPO proceeds, surplus cash and the New Senior Credit Facility (as described above) were utilised to repay borrowings. A principal repayment of the Previous Senior Credit Facility was also made during the 2005 Financial Year in the amount of $9.5 million. In July 2005 the Group redeemed 35% of the Senior Notes 2012 in the amount of $167.1 million and in December 2005 entered into a bond buy-back deal acquiring $10.0 million of our bonds. During the 2004 Financial Year we issued $477.5 million of Senior Notes, $301.0 million of Senior Discount Notes and we repaid our bridge borrowings of $365.0 million, repaid $52.5 million of our Previous Senior Credit Facility and repaid $385.8 million of the Subordinated Preference Certificates.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2005

Seasonality

Our revenues for the first and last months of each year are impacted by changes in demand from end-users during the holiday season. In particular, revenues from data services tend to decline during the holiday season, reflecting reduced business activity. Historically, the impact of this seasonal decline in data services on our results of operations has been limited, as the decline has been substantially offset by increased voice traffic. However, as data revenues increase as a percentage of our total revenues, we expect the seasonal decline in the volumes may have a more pronounced effect on our first and fourth quarter results. The impact of volume discounts increases over the course of each financial year with lower discount levels in early quarters and higher discounts in later quarters. The effect of these volume discounts will be most prominent in the fourth quarter.

Recent Events

Management announced its intention in January 2006 to restructure the organisation to reflect the fact that the Inmarsat-4 programme was virtually complete. The principal action in the restructuring plan will involve a redundancy programme. The redundancies primarily will relate to those employees who were involved in the Inmarsat-4 programme. The departure of staff will be phased across the year as work is completed and the corporate structure is realigned. The redundancy costs have not been recognized as a liability for the 2005 Financial Year.

The Board intends to declare a final dividend of 10.95 cents (US dollars) per ordinary share to be paid on 26 May 2006 to ordinary shareholders on the register of members at the close of business on 5 May 2006. Shareholders will be asked to approve the final dividend payment at the Annual General Meeting to be held on 26 April 2006. Dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment. This dividend has not been recognised as a liability for the 2005 Financial Year.

Subsequent to 31 December 2005 other than the events discussed above there have been no other material events, which would affect the information reflected in the consolidated financial results of the Group.

INMARSAT PLC

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

(unaudited)

	2005 Financial Year (unaudited)	2004 Financial Year (restated)
	(US$ in millions)
Revenue	491.1	480.7
Employee benefits costs	(97.0)	(87.2)
Network and satellite operations costs	(38.8)	(50.0)
Other operating costs	(63.4)	(67.6)
Work performed by the Group and capitalised	25.2	25.8

EBITDA	317.1	301.7
Gain on disposal of property	—	42.6
Loss on termination of subsidiary undertakings	(1.1)	—
Depreciation and amortisation	(106.5)	(124.1)

Operating profit	209.5	220.2
Interest receivable	49.8	4.0
Interest payable and similar charges	(163.8)	(199.3)

Net interest payable	(114.0)	(195.3)

Profit before income tax	95.5	24.9
Income tax expense	(31.1)	(5.8)

Profit for the year	64.4	19.1

Dividends	(24.7)	—

Retained profit for the year	39.7	19.1

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US$ per share)
— Basic	0.17	0.06

— Diluted	0.17	0.06

INMARSAT PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2005

(unaudited)

	2005 Financial Year (unaudited)	2004 Financial Year (restated)
	(US$ in millions)
Profit for the year	64.4	19.1
Movement in cumulative translation reserve	(0.8)	8.0
Movement in cash flow hedge reserve	(15.6)	—
Actuarial losses from pension and post retirement healthcare benefits	(8.7)	(5.7)
Deferred tax credit on actuarial losses	2.6	1.7

Total recognised income for the year	41.9	23.1

INMARSAT PLC

CONSOLIDATED BALANCE SHEET

At 31 December 2005

(unaudited)

	2005 Financial Year (unaudited)	2004 Financial Year (restated)
	(US$ in millions)
ASSETS
Non-current assets
Property, plant and equipment	1,319.1	1,147.9
Intangible assets	524.5	508.1

	1,843.6	1,656.0

Current assets
Cash and cash equivalents	35.3	233.0
Short-term deposits	—	151.7
Trade and other receivables	143.3	156.7
Inventories	0.3	1.2
Derivative financial instruments	2.3	—

	181.2	542.6

Total assets	2,024.8	2,198.6

LIABILITIES
Current liabilities
Trade and other payables	172.4	113.2
Borrowings	10.6	37.2
Provisions	0.4	1.1
Current income tax liabilities	23.1	19.3
Derivative financial instruments	3.6	—

	210.1	170.8

Non-current liabilities
Other payables	33.8	35.2
Borrowings	908.9	1,824.5
Provisions	37.6	29.5
Deferred income tax liabilities	157.6	140.1
Derivative financial instruments	0.3	—

	1,138.2	2,029.3

Total liabilities	1,348.3	2,200.1

Net assets	676.5	(1.5)

SHAREHOLDERS’ EQUITY
Ordinary shares	0.4	0.3
Share premium	672.3	34.8
Other reserves	8.7	7.4
Accumulated losses	(4.9)	(44.0)

Total shareholders’ equity	676.5	(1.5)

INMARSAT PLC

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005

(unaudited)

	2005 Financial Year (unaudited)	2004 Financial Year
	(US$ in millions)
Cash flow from operating activities:
Cash generated from operations	307.7	275.9
Interest received	10.4	2.6
Income taxes (paid)/received	(0.8)	1.1

Net cash inflow from operating activities	317.3	279.6

Cash flow from investing activities:
Origination of short-term deposits	151.7	(100.6)
Purchase of property, plant and equipment	(201.9)	(136.8)
Additions to capitalised development costs	(2.4)	(3.3)
Proceeds from sale of property	—	125.1
Proceeds on disposal of subsidiary undertakings	9.4	—
Transaction costs on acquisitions made in 2003	—	(34.9)

Net cash used in investing activities	(43.2)	(150.5)

Cash flow from financing activities:
Net proceeds from issue of ordinary shares	637.5	0.9
Net proceeds of New Senior Credit Facility	244.4	—
Repayments of Previous Senior Credit Facilities	(737.5)	(427.5)
Arrangement costs of Senior Notes and Senior Discount Notes	(0.8)	(30.2)
Net proceeds from (repayment)/issuance of Senior Notes and Senior Discount Notes	(177.1)	781.1
Repayment of Subordinated Preference Certificates	(334.8)	(385.8)
Finance lease interest paid	(0.1)	(0.2)
Interest paid on Senior Notes and Senior Credit Facilities	(76.9)	(67.9)
Principal payments under finance leases	—	(0.1)
Dividends paid to shareholders	(24.7)	—

Net cash used in financing activities	(470.0)	(129.7)

Foreign exchange adjustment	(0.6)	0.3

Net decrease in cash and cash equivalents	(196.5)	(0.3)

Movement in cash and cash equivalents:
At beginning of year	231.6	231.9
Net (decrease)/increase in cash and cash equivalents	(196.5)	(0.3)

As reported on balance sheet (net of bank overdrafts)	35.1	231.6

At end of period, comprising:
Bank and cash in hand	35.3	13.7
Short-term deposits	—	107.0
Restricted cash	—	112.3
Bank overdrafts	(0.2)	(1.4)

	35.1	231.6

INMARSAT PLC

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS

(unaudited)

1. General Information

The Company was reregistered as a public limited company and changed its name to Inmarsat plc on 27 May 2005. The Company is incorporated and domiciled in England and Wales.

The address of its registered office is 99 City Road, London, EC1Y 1AX United Kingdom.

The Company listed on the London Stock Exchange on 22 June 2005.

These unaudited consolidated financial results were approved for issue by the Board of Directors on 8 March 2005.

2. Principal accounting policies

Basis of preparation

Prior to 2005, the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS).

These preliminary financial results have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities (including derivative financial instruments) at fair value through the income statement.

The unaudited Group results for the 2005 Financial Year have been prepared on a basis consistent with the IFRS accounting policies as set out on pages 6 to 13 of the audited Consolidated Financial Statements for the year to 31 December 2004 as available on our website www.inmarsat.com/about us/investor relations/financial reports/2004 Inmarsat plc (IFRS). The applied IFRS accounting policies were selected by management considering all applicable IFRS’s issued by the International Accounting Standards Board (IASB). IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’ have not been applied to the 2004 Financial Year because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. See Note 7 for the impact of IAS 39 on the transitional balance sheet for 1 January 2005.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. Although these estimates are based on management’s best knowledge of the amount, events or actions, the actual results ultimately may differ from those estimates.

The functional currency of the Company and most of the Group’s subsidiaries and the presentation currency is the US dollar, as the majority of operational transactions and borrowings are denominated in US dollars.

Comparatives

The Group previously disclosed foreign exchange gains and losses within ‘employee benefit costs’, ‘network and satellite operations costs’ and ‘other operating costs’. Management believes that their inclusion only in ‘other operating costs’ is a fairer representation of the Group’s activities.

INMARSAT PLC

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS

(unaudited)

The Group has reclassified the 2004 current and deferred tax balances to reflect the treatment of pension and post retirement benefits under IAS 19 “Employee Benefits”. The effect of this reclassification is to increase the corporation tax liability as at 31 December 2004 by $3.3 million, with a corresponding decrease in the deferred tax liability (consisting of a $2.2 million adjustment to opening balances and $1.1 million adjustment to the 2004 financial year tax charge). The impact on net assets is nil.

Restatements

The Group has restated the 2004 deferred tax balance to account for a $4.2 million asset recorded incorrectly on interest deductions in the prior year. The effect of this restatement is to increase the income tax expense by $4.2 million, with a corresponding increase to the deferred tax liability of $4.2 million for the 2004 Financial Year. The impact reduces net assets in the 2004 Financial Year from $2.7 million to a net liability balance of $1.5 million.

3. Segment information

The Group operates in one business segment being the supply of mobile satellite communications services (MSS). “Other” mainly comprises the results of subsidiaries, Invsat and Rydex, prior to their respective disposals.

Primary reporting format—Business segments

	2005 Financial Year (unaudited)				2004 Financial Year (restated)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Elimination	Total
	(US$ in millions)
Revenue	474.2	16.9	—	491.1	461.0	19.7	—	—	480.7

Segment result (operating profit)	209.7	(0.2)	—	209.5	219.3	0.9	—	—	220.2
Net interest charged to the income statement	—	—	(114.0)	(114.0)	—	—	(195.3)	—	(195.3)

Profit before income tax				95.5					24.9
Income tax expense				(31.1)					(5.8)

Profit for the year				64.4					19.1

Segment assets	1989.0	—	35.8	2,024.8	2,120.0	17.4	69.7	(8.5)	2,198.6

Segment liabilities	(247.8)	(0.3)	(1,100.2)	(1,348.3)	(238.5)	(8.4)	(1,953.7)	0.5	(2,200.1)
Capital expenditure	(305.0)	—	—	(305.0)	(139.6)	(0.7)	—	—	(140.3)
Depreciation	(94.6)	(0.7)	—	(95.3)	(114.1)	(1.0)	—	—	(115.1)
Amortisation of intangible assets	(11.2)	—	—	(11.2)	(9.0)	—	—	—	(9.0)

INMARSAT PLC

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS

(unaudited)

4. Net interest payable

	2005 Financial Year (unaudited)	2004 Financial Year
	(US$ in millions)
Interest and facility fees payable on bank loans and overdrafts	(1.1)	(0.2)
Interest on Senior Notes and Senior Credit Facilities	(58.9)	(80.0)
Accretion of discount on the Senior Discount Notes	(32.4)	(3.2)
Interest rate swap	(1.4)	—
Interest payable under finance lease contracts	(0.1)	(0.2)
Premium on investment in Senior Notes	(0.3)	—
Accretion of discount on the principal of Subordinated Preference Certificates	(19.6)	(77.8)
Amortisation of debt issue costs	(8.2)	(7.3)
Unwinding of discount on deferred satellite liabilities	(3.1)	(2.6)
Unrealised currency revaluation loss on Subordinated Preference Certificates (net of $15.3 million realised gain on redemption)	—	(28.0)
Previous Senior Credit Facility deferred debt issue costs written off	(19.9)	—
Deferred debt issue costs written off and redemption premium paid on repayment of 35% Senior Notes due 2012	(18.8)	—

Total interest payable and similar charges	(163.8)	(199.3)

Bank interest receivable and other interest	6.1	4.0
Realised gain on repayment of Subordinated Preference Certificates	39.3	—
Realised gain on amendment to interest rate swap	3.4	—
Senior Notes premium write off	1.0	—

Total interest receivable and similar income	49.8	4.0

Net interest payable	(114.0)	(195.3)

5. Reconciliation of movements in shareholders’ equity

	Ordinary share capital	Share premium account	Other Reserves	Accumulated losses (restated)	Total
	(US$ in millions)
Balance at 1 January 2004	0.3	34.2	—	(59.1)	(24.6)

Issue of share capital	—	0.6	—	—	0.6
Profit for the year as reported	—	—	—	23.3	23.3
Prior year adjustment				(4.2)	(4.2)
Shares issued to the employee benefit trust	—	—	(0.7)	—	(0.7)
Issue of share options	—	—	0.1	—	0.1
Movement in cumulative translation reserve	—	—	8.0	—	8.0
Actuarial losses from pension and post-retirement healthcare benefit (net of tax)	—	—	—	(4.0)	(4.0)

Balance at 31 December 2004 (as restated)	0.3	34.8	7.4	(44.0)	(1.5)
Adoption of IAS 39 (note 7)	—	—	14.0	—	14.0

Balance at 1 January 2005 (as restated)	0.3	34.8	21.4	(44.0)	12.5

Fair value gains/(losses): - cash flow hedges	—	—	(15.6)	—	(15.6)
Issue of ordinary share capital	0.1	—	—	—	0.1
Share options exercised			0.2		0.2
Issue of share premium	—	637.5	—	—	637.5
Issue of share options	—	—	3.5	—	3.5
Deferred tax on share options	—	—	—	5.5	5.5
Profit for the year	—	—	—	39.7	39.7
Actuarial losses from pension and post-retirement healthcare benefit (net of tax)	—	—	—	(6.1)	(6.1)
Movement in cumulative translation reserve	—	—	(0.8)	—	(0.8)

Balance at 31 December 2005	0.4	672.3	8.7	(4.9)	676.5

INMARSAT PLC

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS

(unaudited)

6. Net borrowings

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	As at 31 December 2005 (unaudited)			As at 31 December 2004
	Amount	Deferred finance cost	Net balance	Amount	Deferred finance cost	Net balance
	(US$ in millions)
Current:
Bank overdraft	0.2	—	0.2	1.4	—	1.4
Obligations under finance leases	—	—	—	0.1	—	0.1
Deferred satellite payments	10.4	—	10.4	8.0	—	8.0
Current portion - Senior Notes	—	—	—	—	—	—
Current portion – Previous Senior Credit Facility	—	—	—	27.7	—	27.7

Total current borrowings	10.6	—	10.6	37.2	—	37.2
Non-current:
Previous Senior Credit Facility	—	—	—	709.9	(21.7)	688.2
New Senior Credit Facility	250.0	(2.3)	247.7	—	—	—
Senior Discount Notes, 10.375%	332.2	(8.7)	323.5	301.0	(9.7)	291.3
—Accretion of discount on the principal	4.4	—	4.4	3.2	—	3.2
Senior Notes	300.4	(10.6)	289.8	477.5	(18.9)	458.6
Premium on Senior Notes	1.3	—	1.3	2.4	—	2.4
Subordinated Preference Certificates	—	—	—	348.5	—	348.5
Deferred satellite payments	42.2	—	42.2	32.3	—	32.3

Total non-current borrowings	930.5	(21.6)	908.9	1,874.8	(50.3)	1,824.5

Total Borrowings	941.1	(21.6)	919.5	1,912.0	(50.3)	1,861.7

Cash and cash equivalents	(35.3)	—	(35.3)	(233.0)	—	(233.0)
Short-term deposits	—	—	—	(151.7)	—	(151.7)

Net Borrowings	905.8	(21.6)	884.2	1,527.3	(50.3)	1,477.0

7. IAS 32 and IAS 39 transition balance sheet

The Group adopted IAS 32 ‘Financial Instruments: presentation and disclosure’ and IAS 39 ‘Financial Instruments: recognition and measurement’ from 1 January 2005. In the preparation of its financial statements in accordance with IFRS for the 2004 Financial Year, the Group continued to apply the hedge accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 ‘First time adoption of IFRS’.

The Group is required to recognise transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at 1 January 2005.

The Group qualifies to hedge account for a number of its hedging arrangements. IFRS 1 requires the Group to recognise various transitional adjustments to account for those hedging relationships at 1 January 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS balance sheet as at 31 December 2004 applying prior GAAP hedge accounting and the balance sheet after the adoption of both IAS 32 and IAS 39.

INMARSAT PLC

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS

(unaudited)

The Group’s interest rate swap and forward exchange contracts were previously not accounted for as cash flow hedges of forecasted transactions under UK GAAP and as such were not previously measured at fair value. On transition, the derivatives’ fair values have been recognised on the balance sheet and directly in reserves. Any deferred gains or losses will be recognised in future earnings at the time at which the hedged forecasted transaction is recognised.

All derivative instruments will continue to be recognised on balance sheet at fair value with future gains and losses being recognised immediately in earnings, except when the hedging requirements of IAS 39 are met.

	January 1, 2005	IAS 39 Transition Adjustments	January 1, 2005 (as restated)
	(US$ in millions)
ASSETS
Non-current assets
Property, plant and equipment	1,147.9	—	1,147.9
Intangible assets	508.1	—	508.1
Derivative financial instruments	—	6.4	6.4

	1,656.0	6.4	1,662.4

Current assets
Cash and cash equivalents	233.0	—	233.0
Short-term deposits	151.7	—	151.7
Trade and other receivables	156.7	—	156.7
Inventories	1.2	—	1.2
Derivative financial instruments	—	7.6	7.6

	542.6	7.6	550.2

Total assets	2,198.6	14.0	2,212.6

LIABILITIES
Current liabilities
Trade and other payables	113.2	—	113.2
Borrowings	37.2	—	37.2
Provisions	1.1	—	1.1
Current income tax liabilities	19.3	—	19.3

	170.8	—	170.8

Non-current liabilities
Other payables	35.2	—	35.2
Borrowings	1,824.5	—	1,824.5
Provisions	29.5	—	29.5
Deferred income tax liabilities	140.1	—	140.1

	2,029.3	—	2,029.3

Total liabilities	2,200.1		2,200.1

Net assets	(1.5)	14.0	12.5

SHAREHOLDERS’ EQUITY
Ordinary shares	0.3	—	0.3
Share premium	34.8	—	34.8
Other reserves	7.4	14.0	21.4
Retained earnings/(Accumulated losses)	(44.0)	—	(44.0)

Total shareholders’ equity	(1.5)	14.0	12.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: March 10, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: March 10, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer